American Freak Libations, LLC (d/b/a Carnival Dogs Brewing Co.)
(the "Company")
a Florida Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
BALANCE SHEET	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN MEMBERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	10
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	10
NOTE 5 – LIABILITIES AND DEBT	11
NOTE 6 – EQUITY	12
NOTE 7 – SUBSEQUENT EVENTS	13

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: American Freak Libations, LLC Management

We have reviewed the accompanying financial statements of American Freak Libations, LLC (the Company) doing business as Carnival Dogs Brewing Co., which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

August 19, 2026

AMERICAN FREAK LIBATIONS, LLC
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	8,684	13,921
Due from Related Parties		-	123
Total Current Assets		8,684	14,044
TOTAL ASSETS	$	8,684	14,044
LIABILITIES AND EQUITY			
Current Liabilities:			
Notes Payable - Related Parties	$	30,000	26,500
Notes Payable - Debt Premium	$	30,000	26,500
Total Current Liabilities	$	60,000	53,000
TOTAL LIABILITIES		60,000	53,000
EQUITY			
Members' Capital	$	(370)	-
Accumulated Deficit		(50,946)	(38,956)
TOTAL EQUITY	$	(51,316)	(38,956)
TOTAL LIABILITIES AND EQUITY	$	8,684	14,044

See Accompanying Notes to these Unaudited Financial Statements

AMERICAN FREAK LIBATIONS, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Operating Expenses			
Advertising and Marketing	$	1,044	304
General and Administrative		4,685	473
Research and Development		1,260	-
Professional Fees		1,500	11,679
Total Operating Expenses		**8,489**	**12,456**
Total Loss from Operations	$	**(8,489)**	**(12,456)**
Other Income (Expense)			
Interest Expense	$	(3,500)	(26,500)
Total Other Income (Expense)		**(3,500)**	**(26,500)**
Net Income (Loss)	**$**	**(11,989)**	**(38,956)**

See Accompanying Notes to these Unaudited Financial Statements

AMERICAN FREAK LIBATIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Accumulated	Total Members'
	Units	$ Amount	Deficit	Equity
Beginning balance at 1/1/24	-	-	-	-
Net income (loss)	-	-	(38,956)	(38,956)
Ending balance at 12/31/24	-	-	(38,956)	(38,956)
Contribution	-	330	-	330
Distribution	-	(700)	-	(700)
Net income (loss)	-	-	(11,989)	(11,989)
Ending balance at 12/31/25	-	(370)	(50,946)	(51,316)

See Accompanying Notes to these Unaudited Financial Statements

AMERICAN FREAK LIBATIONS, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(11,989)	(38,956)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Notes Payable - Debt Premium		3,500	26,500
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		3,500	26,500
Net Cash used in Operating Activities	$	(8,489)	(12,456)
INVESTING ACTIVITIES			
Due from Related Parties		123	(123)
Net Cash provided by (used in) Investing Activities	$	123	(123)
FINANCING ACTIVITIES			
Notes Payable - Related Parties	$	3,500	26,500
Members' Capital		(370)	-
Net Cash provided by Financing Activities	$	3,130	26,500
Cash at the beginning of period		13,921	-
Net Cash (decrease) increase for period	$	(5,236)	13,921
Cash at end of period	$	8,684	13,921

Supplemental Disclosures of Cash Flow Information:	2025	2024
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

American Freak Libations, LLC ("the Company"), doing business as Carnival Dogs Brewing Co., was formed in Florida on July 16th, 2024. The Company intends to produce and retail beer, wine, and mead through a brick-and-mortar facility featuring a brewhouse, taproom, and small kitchen. The food program will offer a curated deli and diner menu to complement beverage sales. The Company's headquarters is in Sarasota, Florida. The Company's customers will be located in the United States.

The company will conduct a crowdfunding campaign under Regulation Crowdfunding in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Operational Overview and Liquidity: The Company is currently in its pre-revenue, development stage, focusing capital expenditures on the build-out and regulatory licensing of its upcoming brewery and taproom operations. As is typical for early-stage craft beverage entities, operations are funded primarily through capital contributions and uncollateralized member-managed financing from related parties, resulting in an accumulated deficit of $50,946 and a cash position of $8,684 as of Dec 31, 2025. Management is actively addressing long-term liquidity requirements through a planned Regulation CF crowdfunding campaign.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial

statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $8,684 and $13,921 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is currently in a pre-operating development phase and has not yet commenced commercial operations or generated operating revenues as of December 31, 2025. Upon the commencement of commercial operations, the Company will recognize revenue in accordance with ASC 606, "Revenue from Contracts with Customers".

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses include travels, meals, equipment, tools, supplies, and other miscellaneous items.

Research and Development

Research and development costs, which consist of ingredients and supplies utilized for pilot brewing batches and recipe formulation during the pre-opening startup phase, are expensed as incurred.

Interest Expense

Interest expense on demand debt obligations carrying fixed repayment premiums is recognized in full immediately at loan inception. Because these loans are payable on demand, there is no contractual term over which to defer or amortize the associated borrowing costs.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company received cash proceeds from demand loan agreements with family members of the founders as detailed below. All loans are payable on demand, convey no equity ownership, and carry a 100% contractual repayment premium expensed at inception (see Note 5):

- **March 31, 2024:** $10,000 from P. Henry
- **June 3, 2024:** $2,000 from R. and H. Garrison
- **June 27, 2024:** $4,500 from D. Santiago
- **July 7, 2024:** $10,000 from M. Chochran
- **May 19, 2025:** $3,000 from P. Henry
- **December 1, 2025:** $500 from L. Wilson

Aggregate outstanding principal balances were $30,000 as of December 31, 2025, and $26,500 as of December 31, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

P. Henry - Loan 1: On March 31, 2024, the Company received cash proceeds of $10,000 from family member, P. Santiago under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $20,000, which includes the $10,000 principal and a $10,000 repayment premium recognized as a financing cost. The balance of this loan was $10,000 as of December 31, 2025, and December 31, 2024. See Note 3.

R. and H. Garrison - Loan: On June 3, 2024, the Company received cash proceeds of $2,000 from family members, R. and H. Garrison under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $4,000, which includes the $2,000 principal and a $2,000 repayment premium recognized as a financing cost. The balance of this loan was $2,000 as of December 31, 2025, and December 31, 2024. See Note 3.

D. Santiago - Loan: On June 27, 2024, the Company received cash proceeds of $4,500 from family member, D. Santiago under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $9,000, which includes the $4,500 principal and a $4,500 repayment premium recognized as a financing cost. The balance of this loan was $4,500 as of December 31, 2025, and December 31, 2024 See Note 3.

M. Chochran - Loan: On July 7, 2024, the Company received cash proceeds of $10,000 from family member, M. Chochran under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $20,000, which includes the $10,000 principal and a $10,000 repayment premium recognized as a financing cost. The balance of this loan was $4,500 as of December 31, 2025, and December 31, 2024. See Note 3.

P. Henry - Loan 2: On May 19, 2025, the Company received cash proceeds of $3,000 from family member, P. Henry under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $6,000, which includes the $3,000 principal and a $3,000 repayment premium recognized as a financing cost. The balance of this loan was $3,000 as of December 31, 2025. See Note 3.

L. Wilson - Loan: On December 1, 2025, the Company received cash proceeds of $500 from family member, L. Wilson under a loan agreement that is payable on demand. The transaction is structured strictly as a debt obligation, conveying no equity ownership or contribution status. Under the agreement, the Company is obligated to repay a total of $1,000, which includes the $500 principal and a $500 repayment premium recognized as a financing cost. The balance of this loan was $500 as of December 31, 2025. See Note 3.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025 Current Portion	Non-Current Portion	Total Indebtedness	Debt Premium	For the Year Ended December 2024 Current Portion	Non-Current Portion	Total Indebtedness	Debt Premium
P. Henry - Loan 1	10,000	None stated; $10,000 due	Due on demand	10,000	-	10,000	10,000	10,000	-	10,000	10,000
R. and H. Garrison - Loan	2,000	None stated; $2,000 due	Due on demand	2,000	-	2,000	2,000	2,000	-	2,000	2,000
D. Santiago - Loan	4,500	None stated; $4,500 due	Due on demand	4,500	-	4,500	4,500	4,500	-	4,500	4,500
M. Chochran - Loan	10,000	None stated; $10,000 due	Due on demand	10,000	-	10,000	10,000	10,000	-	10,000	10,000
P. Henry - Loan 2	3,000	None stated; $3,000 due	Due on demand	3,000	-	3,000	3,000	-	-	-	-
L. Wilson - Loan	500	None stated; $500 due	Due on demand	500	-	500	500	-	-	-	-
Total				30,000	-	30,000	30,000	26,500	-	26,500	26,500

5 Year Debt Maturities

	Grand Total
2025	30,000
2026	-
2027	-
2028	-
2029 and Beyond	-
Totals	30,000

NOTE 6 – EQUITY

The Company is structured as a limited liability, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2025 is below.

Holder (Security)	Ownership
Jacob Garrison	43%
Tristan Garrison	42%
Investors	15%

Capital Commitments

The 15% "Investors" ownership interest is designated for the Company's lead investor group. Management intends to conduct a public crowdfunding campaign under Regulation CF in 2026 to raise additional operating capital. According to management, the 15% equity interest allocated to the lead investor group is contractually committed and is designed to be formally finalized and issued in connection with the fulfillment of the upcoming Regulation CF campaign.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 19, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.